SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Tax ID (CNPJ/MF) No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on April 27, 2010, at 10 a.m., on first call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida Nações Unidas, 8,501, 19th floor, in the Annual and Extraordinary General Shareholders’ Meetings, to be held together, to decide on the following AGENDA:

(1) In the ANNUAL GENERAL SHAREHOLDERS’ MEETING:

(i) To receive the accounts drawn up by the Company’s officers, examine, discuss and vote on the financial statements concerning the fiscal year ended December 31st, 2009;

(ii) To decide on the destination of the net profits of the fiscal year ended December 31st, 2008, and on the payment of dividends in the amount of R$50,716,096.23;

(iii) To elect the members of the Company’s Board of Directors due to the expiration of their terms of office; and

(iv) To establish the amount of the global remuneration to be paid to the Company’s administrators in 2010.

(2) In the EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING:

(i) To amend Article 5th of Company’s Bylaws in order to reflect capital increases approved by the Board of Directors, within the limit of the authorized capital of the Company, up to the date of the General Shareholders’ Meeting;

(ii) To amend the following provisions of Company’s Bylaws: (a) Sole Paragraph of Article 3rd in order to rectify the reference to other provisions of Company’s Bylaws; (b) Article 18 so as to establish the proceedings for the replacement of members of the Board of Directors in case of temporary absence or impairment, or vacancy; (c) item (w) of Article 21 in order to rectify the reference to other provisions of Company’s Bylaws; (d) insertion of new Articles 29, 30, 31 and 32 in order to include in Company’s Bylaws the duties and powers of Chief Financial Officer, of Superintendent Officer of Construction, of Superintendent Officer of Incorporation and of Institutional Relations Officer with the consequent re-numeration of the subsequent provisions.

(iii) To restate Company’s Bylaws; and

(iv) As guaranty for the Company’s obligations under its 7th issuance of debentures, non-convertible into shares, in one single and indivisible lot, in one single series, with floating guarantee (garantia flutuante) and additional guarantees (including in rem guarantees), for public distribution (“7th Issuance”), approved in the Extraordinary General Shareholders’ Meeting held on November 16, 2009, to authorize the constitution of a fiduciary assignment over the real estate properties of the projects financed by the 7th Issuance, in favor of the Debenture Holder, represented by the Fiduciary Agent.

General Information:

- The following documents were published on March 9, 2010 in the “Diário Oficial do Estado de São Paulo” (State of São Paulo Official Gazette) and in the newspaper “O Estado de São Paulo”: (a) annual report of the management; (b) financial statements concerning the fiscal year ended December 31, 2009; and (c) the opinion of the independent auditors.

- The documents and information referred to above and other ones required by CVM Instruction No. 481 issued on December 17, 2009 were provided to the Brazilian Securities Commission (CVM) through the System of Periodical Information (IPE), in accordance with Article 6th of the abovementioned Instruction, and are at Shareholders disposal at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri/), and in the websites of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Brazilian Securities Commission (www.cvm.gov.br).

- Shareholders or their attorneys-in-fact shall attend to the General Meetings holding documents which evidence their identity.

- The participant Shareholders of the Fungible Custody of Registered Shares of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros who wish to participate in the General Meetings shall deliver statement containing their corresponding equity interest, issued by the competent depositary institution, at least forty-eight (48) hours before the holding of the General Meetings.

- The Shareholders are requested to deliver the proxies granting special powers for purposes of representation at the General Meetings referred to herein at the Company’s headquarters, in the Investor Relations Department, up to April 23, 2010.

- In compliance with CVM Instruction No. 165/91, as amended by CVM Instruction 282/98, the Company informs that the minimum percentage of voting capital for purposes of requesting for multiple voting procedure is 5%.

São Paulo, March 25, 2010

Gary Robert Garrabrant
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer